101 First Street #493

Los Altos, CA 94022

July 2, 2014

Karina V. Dorin

Norman von Holtzendorff

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

By: Filing through EDGAR

Re:

E.R.C. Energy Recovery Corporation

Preliminary Information Statement on Schedule 14C

Filed May 19, 2014

Response dated June 3, 2014

File No. 0-53116

Dear Ms. Dorin and Messrs. Holtzendorff and Schwall:

Thank you for your letter of June 10, 2014 regarding our Preliminary Information Statement on Schedule 14C. We also wish to thank you for your time in discussing our filing with counsel. We offer the following in response.

1. Since undertaking this Preliminary Information Statement on Schedule 14C we are further away from any potential acquisitions than we were earlier, and as such may not accurately disclose any potential terms of any such future transactions which may occur, as none exist at the moment. We therefore have amended our disclosures with respect to the reasons we have decided to authorize an additional 700,000,000 shares of common stock and 90,000,000 shares of preferred stock, as requested. Please find such disclosures on pages 5 and 6 of the 14C/A PRE filing.

2. Per our analysis, we have concluded that financial statements pursuant to Item 13 of Schedule 14A may be required, as it could be contrued that we have engaged in a modification of our class of common securities registered pursuant to Section 12(g) of the Exchange Act, as described in Item 12 of Schedule 14A.

Therefore, we have amended our 14C to include our most recent Annual Report on Form 10-K as an exhibit, as well as provide the following additional disclosure on pages 8-9 of the 14C/A PRE:

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Financial Statements

We hereby incorporate by reference to the Company’s 10-K report filed April 14, 2014 the following financial and financially-related information for the Company:

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Financial Statements which are compliant with Rules 8-04 and 8-05 of Regulation S-K promulgated under the Securities Act of 1933, as amended;

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Management’s Discussion and Analysis of Financial Condition and Results of Operation pursuant to Item 303 of Regulation S-K; and

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Changes In and Disagreements with Accountants on Accounting and Financial Disclosure pursuant to Item 304 of Regulation S-K.

We hereby incorporate by reference to the Company’s 10-Q report filed May 15, 2014 the following financial information about the Company:

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Supplementary Financial Information (quarterly financial data), pursuant to Item 302 of Regulation S-K.

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Please contact us at our contact information above with any questions. Thank you again for your time and attention.

Sincerely,

/s/ Abraham Dominguez Cinta

Abraham Dominguez Cinta

Chief Executive Officer

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